UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Enters into Licensing and Distribution Agreement for Once-Daily Tramadol in Australia with iNova

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: January 25, 2008	By:	/s/ Mark D’Souza
	Name:	Mr. Mark D’Souza
	Title:	Chief Financial Officer

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ENTERS INTO LICENSING AND DISTRIBUTION

AGREEMENT FOR ONCE-DAILY TRAMADOL IN AUSTRALIA

WITH iNOVA

LAVAL, Québec (January 24, 2008) – Labopharm Inc. (TSX: DDS, NASDAQ: DDSS) today announced that it has entered into a licensing and distribution agreement with iNova Pharmaceuticals (Australia) Pty Limited for its once-daily tramadol product for Australia.

“Building on the launch of our once-daily tramadol product across Europe and in Canada, we continue to add strong distribution partners as we prepare for additional product launches in key markets globally throughout this year,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Australia represents a sizable opportunity and is an important component of the global commercialization plan for our product.”

Under terms of the agreement, iNova will have the exclusive right to market and sell Labopharm’s once-daily tramadol product in Australia. Labopharm will supply iNova with finished packaged product and will receive revenue from product sales commensurate with those of previous licensing and distribution agreements that Labopharm has entered into for European markets. Labopharm will also receive payments upon the achievement of certain milestones.

Labopharm is awaiting regulatory and pricing approval of its once-daily tramadol formulation in Australia, which is expected in the first half of 2008, with launch to occur thereafter.

About iNova Pharmaceuticals (Australia) Pty Limited

iNova Pharmaceuticals (Australia) Pty Limited develops and markets a range of over-the-counter and prescription medicines to Australasia, Asia-Pacific, South Africa and other international markets directly and also through other pharmaceutical companies and agents. The company works in partnership with sales and marketing partners and pharmaceutical companies in other countries to make their medicines available to the broader international community. iNova was borne out of more than 50 years heritage from Riker Laboratories and 3M Pharmaceuticals following the purchase of 3M’s Asia Pacific pharmaceutical business by Australian private equity firms.

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About Labopharm’s Once-Daily Tramadol Product

Labopharm’s once-daily tramadol product is based on the Company’s proprietary Contramid® technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm’s once-daily tramadol product has been launched in 10 countries, including the five largest markets in Europe and Canada and is approved in 15 other countries. Including those countries in which its product has been launched, Labopharm has licensing and distributions in place for more than 50 markets globally.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company’s shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

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